Exhibit 99.2

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,305	$25,470
Restricted cash	634	1,050
Short-term bank deposits	32,151	3,918
Other accounts receivable and prepaid expenses	1,282	741

Total current assets	44,372	31,179

NON-CURRENT ASSETS:
Long-term prepaid expenses	136	110
Severance pay fund	2,563	2,810
Property and equipment, net	3,967	4,647

Total non- current assets	6,666	7,567

Total assets	$51,038	$38,746

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2018	2017
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,756	$3,445
Other accounts payable and accrued expenses	5,741	2,749

Total current liabilities	7,497	6,194

NON- CURRENT LIABILITIES:
Accrued severance pay	2,994	3,255

Total non-current liabilities	2,994	3,255

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2018 and December 31, 2017; 57,197,029 and 51,293,070 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	157	140
Additional paid-in capital	358,721	337,382
Accumulated other comprehensive income	-	17
Accumulated deficit	(318,331)	(308,242)

Total shareholders' equity	40,547	29,297

Total liabilities and shareholders' equity	$51,038	$38,746

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited

Revenues	$10,000	$-
Cost of revenues	350	-

Gross profit	9,650	-

Operating expenses:
Research and development expenses	15,095	13,793
Marketing and business development expenses	697	609
General and administrative expenses	4,077	3,638

Total operating expenses	19,869	18,040

Operating loss	(10,219)	(18,040)

Financial and other income, net	130	155

Loss before taxes on income	(10,089)	(17,885)
Taxes on income	-	-

Net loss	$(10,089)	$(17,885)

Basic and diluted net loss per share	$(0.19)	$(0.35)

Other comprehensive loss:

Unrealized gain arising during the period from foreign currency derivative contracts	$-	$477

Realized gain arising during the period from foreign currency derivative contracts	$(17)	$(158)

Total comprehensive loss	$(10,106)	$(17,566)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	52,149,380	51,131,538

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinaryshares			Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount		capital	Income	deficit	equity

Balance as of January 1, 2017	51,131,534	$140		$334,337	$7	$(270,965)	$63,519

Options exercised	161,536	(	*)	201	-	-	201
Stock-based compensation relating to options issued to non-employees	-	-		23	-	-	23
Stock-based compensation relating to options issued to employees and directors	-	-		2,610	-	-	2,610
Changes in other comprehensive income (loss) from foreign currency derivative contracts	-	-		-	10	-	10
Cumulative effect adjustment from adoption of ASU 2016-09	-	-		211	-	(211)	-
Net loss	-	-		-	-	(37,066)	(37,066)

Balance as of December 31, 2017	51,293,070	140		337,382	17	(308,242)	29,297

Options exercised	587,502	2		543	-	-	545
Issuance of ordinary shares and warrants, net of issuance cost	5,316,457	15		19,744	-	-	19,759
Stock-based compensation relating to options issued to non-employees	-	-		157	-	-	157
Stock-based compensation relating to options issued to employees and directors	-	-		895	-	-	895
Changes in other comprehensive income (loss) from foreign currency derivative contracts	-	-		-	(17)	-	(17)
Net loss	-	-		-	-	(10,089)	(10,089)

Balance as of June 30, 2018 (unaudited)	57,197,029	157		358,721	-	(318,331)	40,547

*)    Represents an amount lower than $ 1.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited
Cash flows from operating activities:
Net loss	$(10,089)	$(17,885)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,052	1,271
Depreciation	721	820
Increase in severance pay, net	(14)	80
Loss from property and equipment disposal	52	-
Decrease (increase) in interest receivables from short-term bank deposits	(27)	114
Decrease (increase) in other accounts receivable and prepaid expenses	(558)	39
Decrease (increase) in long-term prepaid expenses	(26)	52
Increase in trade payables and other accounts payable and accrued expenses	1,040	447

Net cash used in operating activities	(7,849)	(15,062)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	10,900	35,561
Investment in short-term bank deposits	(39,106)	(13,000)
Purchase of property and equipment	(128)	(240)
Proceeds from sales of property and equipment	2	-

Net cash provided by (used in) investing activities	(28,332)	22,321

Cash flows from financing activities:

Proceeds from issuance of ordinary shares and warrants, net	20,055	-
Proceeds from exercise of options	545	-

Net cash provided by financing activities	20,600	-

Increase (decrease) in cash, cash equivalents and restricted cash	(15,581)	7,259
Cash, cash equivalents and restricted cash at the beginning of the period	26,520	10,702

Cash, cash equivalents and restricted cash at the end of the period	$10,939	$17,961

Supplemental disclosure of non-cash investing and financing activities:

Changes in receivables from foreign currency derivative contracts	$(17)	$319
Purchase of property and equipment	$-	$23
Proceeds from issuance of ordinary shares and warrants, net	$296	-

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL

a.
Compugen Ltd. (The "Company") is a clinical-stage cancer immunotherapy company and a leader in predictive target discovery utilizing its broadly applicable predictive discovery infrastructure to discover novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company's therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. The Company's business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development.

b.
The Company is headquartered in Holon, Israel, with research & development facilities located in both Holon and South San Francisco. At the U.S. facilities, therapeutic monoclonal antibodies are discovered and developed against the Company's novel target candidates.

c.
The Company has incurred losses in the amount of $10,089 million during the six month ended June 30, 2018, has an accumulated deficit of $318,331 as of June 30, 2018 and has accumulated negative cash flow from operating activities amounted to $7,882 for the six month ended June 30, 2018. The Company expects to continue incurring losses and negative cash flows from operations. These conditions raise substantial doubts about the Company's ability to continue as a going concern. The Company's ability to continue to operate is dependent upon raising additional funds to finance its activities and commercialization of its products through collaborations agreements. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products. The financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern.

d.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics for antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and was eligible to receive an aggregate of over $ 500,000 in potential milestone payments for both programs, not including aggregate preclinical milestone payments of up to $ 30,000 during the research programs. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Under the Bayer Agreement, the Company and Bayer jointly pursued a preclinical research program with respect to each of the two immune checkpoint regulators. A joint steering committee consisting of an equal number of representatives from each party was responsible for overseeing and directing each such research program pursuant to agree upon work-plans. Each party was responsible for the costs and expenses incurred by it in performing its designated activities under the work-plans during the research programs.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL (Cont.)

Following each such research program, Bayer will have full control over further clinical development of any cancer therapeutic product candidates targeting the Company-discovered immune checkpoint regulators and will have worldwide commercialization rights for any approved products.

On July 26, 2017 it was determined that the collaboration will focus solely on only one of the immune-checkpoint and all rights related to the other immune check point were returned to the Company. As a result, the Company might be eligible to receive an aggregate of over $ 250,000 in potential milestone payments on the remaining program.

e.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune, Limited to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to MedImmune for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. MedImmune has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. Compugen received a $10 million upfront payment and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2017. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2017, are applied consistently in these interim consolidated financial statements, except for the Company's adoption of the new revenue standard which is discussed below.

b.         Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits and foreign currency derivative contracts.

Cash, cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel and in the United States ("U.S."). Generally, these deposits may be redeemed upon demand and bear minimal risk.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company’s derivative instruments is major financial institution.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Revenue recognition:

The Company generates revenues mainly from its Research and Development Collaboration and License Agreements. The revenues are derived mainly from upfront license payments, research and development services and contingent payments related to milestones achievements.

The Company has adopted the new revenue standard, Topic 606 – “Revenue from Contracts with Customers”, as of January 1, 2018, using a modified retrospective adoption transition to each prior reporting period presented. The adoption did not have an effect over the Consolidated Financial Statements on the adoption date and no adjustment to prior year consolidated financial statements was required.

The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 606. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following steps:

•	Identification of the contract, or contracts, with a customer
•
Identification of the performance obligations in the contract- At contract inception, the Company assesses the goods or services promised in a contract with a customer and identifies those distinct goods and services that represent a performance obligation. A promised good or service may not be identified as a performance obligation if it is immaterial in the context of the contract with the customer, if it is not separately identifiable from other promises in the contract (either because it is not capable of being separated or because it is not separable in the context of the contract), or if the performance obligation does not provide the customer with a material right.

•
Determination of the transaction price- The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration will only be included in the transaction price when it is not considered constrained, which is when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

•
Allocation of the transaction price to the performance obligations in the contract- If it is determined that multiple performance obligations exist, the transaction price is allocated at the inception of the agreement to all identified performance obligations based on the relative standalone selling prices. The relative selling price for each deliverable is estimated using objective evidence if it is available. If objective evidence is not available, the Company uses its best estimate of the selling price for the deliverable.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•
Recognition of revenue when, or as, the Company satisfies a performance obligation- Revenue is recognized when, or as, the Company satisfies a performance obligation by transferring a promised good or service to a customer. An asset is transferred when, or as, the customer obtains control of that asset, which for a service is considered to be as the services are received and used.

After contract inception, the transaction price is reassessed at every period end and updated for changes such as resolution of uncertain events. Any change in the transaction price is allocated to the performance obligations on the same basis as at contract inception.

The Company entered into an exclusive license agreement with MedImmune. Under the terms of the agreement, Compugen provided MedImmune with an exclusive license to intellectual property ("IP) rights of the Company. Compugen received a $10 million upfront nonrefundable payment and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales.

Under ASC 606, the Company determined the license to the IP to be a functional IP that has significant standalone functionality. The Company is not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the IP. Therefore the license to the intellectual property is a distinct performance obligation and as such revenue is recognized at the point in time that control of the license is transferred to the customer.

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint (i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable consideration is resolved). Therefore, as the milestone payments are not probable, revenue was not recognized in respect to such milestone payments.

Sales- or usage-based royalties to be received in exchange for licenses of IP are recognized at the later of when (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all of the sales- or usage-based royalty has been allocated is satisfied (in whole or in part). As royalties are payable based on future Commercial Sales, as defined in the agreement, which did not occur as of the financial statements date, the Company did not recognize any revenues from royalties.

d.	Recently adopted accounting pronouncements:

 The Company adopted Topic 606 – “Revenue from Contracts with Customers” with a date of initial application of January 1, 2018. Please refer to Note 2.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Recently issued accounting pronouncements, not yet adopted:

On February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases, and supersedes ASC 840, Leases. ASU 2016-02 requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The new guidance will be effective for annual and interim reporting periods beginning on or after December 15, 2018.  The Company is in the process of assessing the impact to the adoption of this guidance will have on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU supersedes ASC 505-50, “Equity—Equity Based Payments to Non-Employees,” and expands the scope of ASC 718, “Compensation – Stock Compensation,” to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. For public companies that file with the SEC, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606, “Revenue from Contracts with Customers.” The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

f.	Basic and diluted loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding share options and warrants for the six months ended June 30, 2018 and 2017 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. As of June 30, 2018 and 2017 the total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 8,750,886 and 8,189,691, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ended December 31, 2018.

NOTE 4:-	DERIVATIVE INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging.”

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of June 30, 2018, there are no outstanding forward contracts. As of December 31, 2017, the Company had outstanding forward contracts in the notional amount of $ 177. These contracts hedge NIS denominated cash flows, for a period of half a month ended January 12, 2018. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

These contracts met the requirement for cash flow hedge accounting and as such for the six-month periods ended June 30, 2018 and 2017 the Company recorded total realized gains of $ 20 and $ 158, respectively, under operating expenses.

As of June 30, 2018, and December 31, 2017, an unrealized gain in the amount of $ 0 and $ 17, respectively, related to outstanding forward contracts at such dates were recognized under other comprehensive loss.

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures," the Company measures its investment in foreign currency derivative contracts at fair value.  Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.) The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2017
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Foreign currency derivative contracts	$17	$-	$17	$-

Total financial assets	$17	$-	$17	$-

NOTE 6:-	INVESTMENT IN AFFILIATES

The Company accounts for its investment in affiliated companies under the equity method in accordance with ASC 323, "Investments-Equity Method". For the purpose of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over operating and financial policy of the affiliate.

The Company has two investments in affiliates, Neviah Genomics Ltd. ("Neviah") and Keddem BioScience Ltd. ("Keddem"). The Company does not have control over either Neviah or Keddem, however has significant influence through holding rights of 25.12% and 29.41%, respectively. The Company accounts for its investment in Neviah and Keddem under the equity method. Both Neviah and Keddem are in accumulated loss position through June 30, 2018 and because the Company has no commitment to fund Neviah's and Keddem's operations, no investment account was recorded in the Company's consolidated financial statements as of June 30, 2018 and December 31, 2017.

On December 17, 2014 ("Loan Grant Date") the Company, Merck Holdings Netherlands B.V. ("Merck Holdings") and Neviah entered into Convertible Bridge Loan ("Loan") Agreement ("Loan Agreement") in total amount of Euro 500 thousand ("Loan Amount") to finance Neviah's operations.

Under the agreement, the Company provided an amount of $ 155 reflecting its respective portion of the Loan Amount. The Loan was granted for a period of 18 months from the Loan Grant Date ("Loan Term") and bears interest at an annual rate of 2%.

Following the financing of the Loan as described above, the Company recorded equity losses of $ 155 in respect to the total amount provided to Neviah.

On April 2, 2017 the Company and Merck Holdings converted their portions of the Loan into equity. Following this conversion, the equity ownership ratio of each shareholder remained the same.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	The Company and Compugen USA, Inc. lease their respective facilities and motor vehicles under various operating lease agreements that expire on various dates.

Annual future minimum rental commitments under non-cancelable operating lease agreements as of June 30, 2018, are approximately as follows:

December 31,

2018	873
2019	1,707
2020	1,677
2021	436
4,693

Operating lease expenses for the Company and Compugen USA, Inc. were approximately $ 757 and $ 685 for the six-month periods ended June 30, 2018 and 2017, respectively.

The above annual minimum future rental commitments exclude an option to extend the lease of the Company facility for two consecutive additional five-year periods following expiration of the current lease period.

b.	The Company provided bank guarantees in the amount of $ 627 in favor of its offices' lessor in Israel and credit card security for its U.S. subsidiary.

c.
Under the office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist, ("IIA"), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research program(s).

If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR).

For the six-month periods ended June 30, 2018 and 2017, the Company had aggregate paid and accrued royalties to the IIA, recorded as cost of revenues in the consolidated statement of comprehensive loss, in the amounts of $ 350 and $ 0, respectively.

As of June 30, 2018, the Company's aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $ 9,205 million.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-        COMMITMENTS AND CONTINGENCIES (Cont.)

d.
Under the Israel-U.S. Binational Industrial Research and Development ("BIRD") plan, the Company is not obligated to repay any amounts previously received from BIRD if it does not generate any income from the outcome of the funded research program. The Company received $ 500 under the BIRD plan in the period between December 2005 and March 2012. As of June 30, 2018, the Company does not expect any income to be generated from the outcome of the funded research BIRD plan and, therefore, no obligation was recorded.

e.
On June 25, 2012, the Company and its U.S. subsidiary entered into an Antibodies Discovery Collaboration Agreement (the "Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of June 30, 2018, the Company had not incurred any obligation for such Contingent Fees.

f.
On May 9, 2012, the Company entered into an agreement (the "May 2012 Agreement") with a U.S. business development strategic advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program candidates. Under the agreement, the Advisor is entitled to at least 4% of the cash consideration that may be received by the Company under such transactions.

On February 27, 2014, the Company entered into a new agreement (the "New Agreement") (replacing the May 2012 Agreement, which was terminated on that date except for certain payments arising from the Bayer Agreement, which survive termination) with the Advisor for certain services with respect to financing, strategic and other agreements. Under the New Agreement, the Advisor is entitled to up to 1% of cash consideration that may be received under specified financing agreements and a fee that will be determined in good faith in respect to all other transactions.

g.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (CLA) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee.  In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	Issuance of Shares:

On May 25, 2018, the Company entered into a sales agreement with Cantor Fitzgerald & Co. (“Cantor”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Cantor, ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), under an At-the-Market ("ATM") program, having an aggregate offering price of up to $25 million (the “ATM Shares”). Any ATM Shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-213007) and the related prospectus previously declared effective by the Securities and Exchange Commission (the “SEC”) on October 11, 2016 (the “Registration Statement”), as supplemented by a prospectus supplement, dated May 25, 2018.  As of June 30, 2018, no sales have been made under the ATM.

On June 14, 2018, the Company entered into agreements in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 Ordinary Shares (the “RD Shares”) of the Company together with accompanying warrants to purchase an aggregate of up to 4,253,165 Ordinary Shares (the “Warrants”) at a combined offering price of $3.95 per RD Share and accompanying Warrant. The Warrants will be exercisable at a price of $4.74 per Ordinary Share beginning six months following the date of issuance and will expire five years from the date of issuance.  The Offering was made pursuant to the Company’s Registration Statement.

The RD Shares were issued and the Warrants were granted on June 19, 2018 following the closing of the Offering for a total consideration of approximately $ 19,759, net of expenses.

The Company assessed whether the warrants require accounting as derivatives. The Company determined that the warrants are indexed to the Company’s own share.  As such, the Company has concluded that the warrants meet the scope exception for determining whether the instruments require accounting as derivatives and are classified in shareholders’ equity.  The fair value of the warrants was estimated at $ 5,393 using the Black-Scholes Model with the following assumptions: expected volatility of 55.0%, risk free interest rate of 2.77%, expected life of five years and no dividends.  The net proceeds from the private placement were allocated to the ordinary shares and warrants based upon their relative fair values.

b.	Stock based compensation:

During the six-month period ended June 30, 2018, the Company's Board of Directors granted 235,000 options to purchase ordinary shares of the Company to employees, directors and non-employees. The exercise prices for such options range from $ 3.1 to $ 4.15 per share, with vesting to occur in up to 4 years.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2018	2017
	Unaudited

Volatility	53%-55%	49%-50%
Risk-free interest rate	2.6%-2.8%	1.8%-2.1%
Dividend yield	0%	0%
Expected life (years)	4.9-5	4.7-6

Weighted average fair value of options granted during the six-month periods ended June 30, 2018 and 2017 were $ 1.75 and $ 2.00, respectively.

During the six-month periods ended June 30, 2018 and 2017, the Company recorded share based compensation in a total amount of $ 1,052 and $ 1,271, respectively.

As of June 30, 2018, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 4,876 which is expected to be recognized over a weighted average period of approximately 2.68 years.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-        FINANCIAL AND OTHR INCOME, NET

	Six months ended June 30,
	2018	2017
	Unaudited

Interest income	$164	$293
Exchange rate differences and other	(34)	(138)

Financial and other income, net	$130	$155

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-      RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2018	December 31, 2017
	Unaudited

Trade payables (a)	$109	$78

Related parties' expenses:

	Six months ended June 30,
	2018	2017
	Unaudited
Amounts charged to:

Research and development expenses (a)	$167	$243

(a)
For the six-month periods ended June 30, 2018 and 2017, the Company incurred expenses for research and development services provided by related parties for cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies.